

April 6, 2015

Via E-mail
Christopher J. Holding
Chief Financial Officer
TimkenSteel Corporation
1835 Dueber Avenue SW
Canton, Ohio 44706

> **Re:**   **TimkenSteel Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Form 8-K Filed January 30, 2015**
> **File No. 1-36313**

Dear Mr. Holding:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Results of Operations, page 22

1.   Please expand the tables you include to assist investors to better understand your operating results at the consolidated and segment levels to include capacity utilization rates for each period presented.

2.   When you identify multiple factors contributing to the changes in the line items comprising income from continuing operations, please quantify each factor in accordance

with the guidance in Item 303(a)(3) of Regulation S-K and Sections 501.12.b.3. and 501.12.b.4. of the Financial Reporting Codification for each period presented and at the consolidated and segment levels.

3.   Please provide investors with an analysis of the underlying causes for the material factors impacting the line items comprising income from continuing operations in accordance with the guidance in Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification. One example is your analysis of gross profit, in which you note gross profit was positively impacted by higher sales volume, favorable mix, and lower manufacturing expense, but negatively impacted by unfavorable raw material spread, increased LIFO expense, negative weather-related costs, and certain one-time expenses. Your discussion does not provide investors with sufficient insight of the reason for these changes. For example, the changes in volume expanded analysis may include a discussion of an expansion project, a restructuring project, a change in capacity utilization (including a lower planned production), a change in market share, pre-buying by customers, a change in customer direction, etc. For the favorable mix, please explain the nature of the change in mix and why the change in mix has impacted your operating results. This may result in a discussion and analysis of your underlying markets and/or product offerings. The changes in pricing may include a discussion of newly implemented pricing increases or decreases; a change in product mix; a change in raw material costs that are passed through to your customers; etc.

4.   We note that the pension and postretirement liability adjustment within other comprehensive income (loss) materially impacted comprehensive income for fiscal year 2014. Please include a discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustment recognized.

Liquidity and Capital Resources, page 27

5.   Please disclose the amount of anticipated capital expenditures for the next 12 months. In this regard, we note that your growth strategy is focused on capital investments. Please refer to Sections 501.03 and 501.13 of the Financial Reporting Codification for guidance.

6.   We note your statement that you may need to limit your borrowings on the revolving commitment to remain in compliance with your debt covenants. Please disclose the amount available under the revolving commitments without violating covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Contractual Obligations, page 29

7.   Please expand your presentation to disclose either in the table or in the notes to the table the amount of retirement benefits payments you expect to make during fiscal year 2015. To the extent that the fiscal year 2015 payment is expected to be materially different than the $20.7 million payment you made during fiscal year 2014, please provide investors with an understanding of the material factors contributing to the change.

Consolidated Balance Sheets, page 38

8.   Please disclose the number of shares of common stock outstanding for each period presented. Please refer to ASC 505-10-50-1 and 505-10-50-2 and Article 5-02.29 of Regulation S-X for guidance.

Form 8-K Filed January 30, 2015

9.   We note your presentation of EBIT and Adjusted EBIT in your news release. We further note your statement that both of these non-GAAP measures are useful to investors, as the two measures are "representative of the company's performance and cash generation." As such, it appears that the two measures are presented as performance and liquidity measures. In accordance with Item 10(e)(1)(i)(a) of Regulation S-K, please present the three categories of the cash flow statement with equal or greater prominence to the two non-GAAP measures. In accordance with Item 10(e)(1)(i)(b) of Regulation S-K, please reconcile the two non-GAAP measures from operating cash flows in addition to the reconciliation from net income. Please refer to Instruction 2 to Item 2.02 of Form 8-K for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or me at (202) 551-3355 with any questions.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief